EXHIBIT H


Form of Notice


     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated under the Act. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) is/are available for public inspection through the Commission's Branch of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by __________, 2003, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of facts or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After _______________, 2003 the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

     Northeast Utilities, et al. (70-       )

     Northeast Utilities ("NU"), a public utility holding company located at 174 Brush Hill Avenue, West Springfield, Massachusetts 01090 and registered under the Public Utility Holding Company Act of 1935, as amended, and its subsidiary, Northeast Nuclear Energy Company ("NNECO") located at 107 Selden Street, Berlin, Connecticut 06037 (collectively, "Applicants") have filed an application-declaration under Sections 6(a), 7, and 12(c) of the Act and Rules 26(c)(3), 42, 43, 44 and 46(a) thereunder.

     Applicants request authorization, through December 31, 2004, for NNECO to pay dividends to and/or repurchase stock from NU out of capital or unearned surplus in the full amount permitted by law. <FN1>

     Applicants state that NNECO is a service company under the Act whose sole activity was to act as agent for the NU System companies and other New England utilities in operating the Millstone Nuclear generating facilities located in Waterford, Connecticut ("Millstone"). Up until March 2001, such facilities were owned jointly by The Connecticut Light and Power Company ("CL&P") and Western Massachusetts Electric Company ("WMECO"), two public utility subsidiaries of NU and affiliates of NNECO, and other nonaffiliated utility companies. In March 2001, CL&P and WMECO, along with other joint owners of Millstone, sold their interests in Millstone to a subsidiary of Dominion Resources, Inc. Applicants state that as a result of such sale, NNECO is now largely inactive and winding up its role in managing Millstone. NU, in an effort to simplify its corporate structure intends to eventually liquidate and dissolve NNECO.

     Applicants assert that any dividends paid by NNECO pursuant to the authorization sought in this file would be paid in accordance with state law and thus, the payment of dividends to NU out of capital would not cause NNECO to face adverse financial consequences as a result of such payment of dividends.

      For the Commission, by the Division of Investment
Management, pursuant to delegated authority.


-----------------------------------------------------------------



<FN1> Connecticut State law allows payments of dividends provided that such payments do not render the company insolvent.


-----------------------------------------------------------------